UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Information Services Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45675Y104

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45675Y104

1.	Names of Reporting Persons Michael P. Connors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,998,250 (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,998,250 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,998,250 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.29% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Information Services Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices Two Stamford Plaza 281 Tresser Boulevard Stamford, CT 06901

Item 2.
	(a)	Name of Person Filing Michael P. Connors
	(b)	Address of Principal Business Office or, if none, Residence Two Stamford Plaza 281 Tresser Boulevard Stamford, CT 06901
	(c)	Citizenship Michael P. Connors United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 45675Y104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
(a)

Amount beneficially owned:

Michael P. Connors                        2,998,250

Mr. Connors holds 2,998,250 shares of common stock.

On January 7, 2011, Mr. Connors received a grant of 200,000 restricted stock units which vest in 4 equal installments on each of the first, second, third and fourth anniversaries of January 7, 2011 (or earlier in the event of a change of control of ISG or such officer's death or disability).

Mr. Connors previously held 1,625,000 warrants entitling him to purchase 1,625,000 shares of common stock that expired unexercised on January 31, 2011.

(b) Percent of class: Michael P. Connors 8.29%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: Michael P. Connors 2,998,250
(ii) Shared power to vote or to direct the vote: Michael P. Connors 0
(iii) Sole power to dispose or to direct the disposition of: Michael P. Connors 2,998,250
(iv) Shared power to dispose or to direct the disposition of: Michael P. Connors 0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of a Group
Not Applicable

Item 10.	Certification
Not Applicable

Exhibits
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2013
Date
/s/ Michael P. Connors
Signature
Michael P. Connors
Name

Chairman and Chief Executive Officer
Title